Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian
Tax-Free Trust (the "Trust") was held on September 15,
2003. The holders of shares representing 80% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

	Trustee		For			Withheld
Lacy B. Herrmann		49,320,268		1,400,362
William M. Cole		50,242,775		477,855
Thomas W. Courtney	50,258,231		462,398
Richard W. Gushman, II	50,288,801		431,829
Stanley W. Hong		50,262,238		458,392
Theodore T. Mason		50,253,305		467,325
Russell K. Okata		49,949,313		771,316
Douglas Philpotts		49,228,025		1,492,605
Oswald K. Stender		49,850,800		869,830

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		50,154,057			308,560		258,012